SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934

                         For the month of November, 2008

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                            ------------------------
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           ---------------------------
                           Aichi Prefecture 471-8571,
                           --------------------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F __
                                                        ---

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________



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Materials Contained in this Report:

I. Press Release dated November 6, 2008 with respect to the registrant's financial results for the second quarter of FY2009, ended September 30, 2008.

II. English translations of the original Japanese-language documents, as filed by the registrant with the Tokyo Stock Exchange on November 6, 2008, with respect to the registrant's results of operations for the second quarter of fiscal year 2009, ended September 30, 2008.

       (1)  FY2009 Second Quarter Financial Summary

       (2) Supplemental Material for Financial Results for FY2009 Second Quarter (Consolidated)

       (3) Supplemental Material for Financial Results for FY2009 Second Quarter (Unconsolidated)

III. English translation of the Notice Concerning Amendments to the Forecasts for FY2009, as filed by the registrant with the Tokyo Stock Exchange on November 6, 2008.



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                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                       Toyota Motor Corporation



                                       By:  /s/ Takuo Sasaki
                                          -------------------------------
                                          Name:   Takuo Sasaki
                                          Title:  General Manager of
                                                  Accounting Division




Date:  November 6, 2008